 Exhibit 99.2
SPINCO
UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2022 AND 2021
(Expressed in Canadian Dollars, unless otherwise noted)

SPINCO
UNAUDITED INTERIM COMBINED CARVE-OUT STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)	Notes	As at June 30, 2022	As at March 31, 2022
		$	$
ASSETS
CURRENT
Cash		4,128,462	1,998,665
Restricted cash		451,096	776,551
Accounts receivable	4	1,466,315	1,053,077
Other assets	5	569,453	614,023
TOTAL CURRENT ASSETS		6,615,326	4,442,316
NON-CURRENT
Property, plant and equipment	6	3,334,343	4,462,175
Intangible assets	7	450,941	483,354
Right-of-use assets	8	27,096,677	27,285,334
Other non-current assets	5	697,513	675,022
TOTAL NON-CURRENT ASSETS		31,579,474	32,905,885
TOTAL ASSETS		38,194,800	37,348,201
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	9	3,908,433	4,048,880
Deferred revenue		416,784	278,717
Current portion of lease obligations	8	2,595,602	2,306,823
TOTAL CURRENT LIABILITIES		6,920,819	6,634,420
NON-CURRENT
Loan payable		32,295	31,163
Lease obligations	8	26,749,728	26,714,233
TOTAL NON-CURRENT LIABILITIES		26,782,023	26,745,396
TOTAL LIABILITIES		33,702,842	33,379,816
NET INVESTMENT
Investment		4,725,866	3,284,738
Accumulated other comprehensive income (loss)		(233,908)	683,647
TOTAL NET INVESTMENT		4,491,958	3,968,385
TOTAL LIABILITIES AND NET INVESTMENT		38,194,800	37,348,201
Subsequent events (Note 21)
Approved on behalf of the Board of Directors:
/s/ Joseph del Moral	/s/ Ronan Levy
Director	Director
The accompanying notes are an integral part of these Unaudited Condensed Interim Combined Carve-out Financial Statements.

SPINCO
UNAUDITED INTERIM COMBINED CARVE-OUT STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)	Notes	For the Three Months Ended June 30, 2022	For the Three Months Ended June 30, 2021
		$	$
REVENUE
Patient services		1,824,404	867,400
Total revenue		1,824,404	867,400
OPERATING EXPENSES
General and administration	12	6,336,476	5,603,922
Occupancy costs	13	1,227,952	376,615
Sales and marketing	14	669,898	1,064,127
Research and development	15	44,305	66,938
Depreciation and amortization	16	1,204,670	615,483
Patient services expense	17	2,513,949	1,845,625
Total operating expenses		11,997,250	9,572,710
OTHER INCOME (EXPENSES)
Interest income	18	8,621	7,625
Interest expense	19	(406,403)	(146,587)
Foreign exchange gain (loss)		2,333,950	(301,064)
Government assistance		—	12,102
Net loss before income taxes		(8,236,678)	(9,133,234)
Income taxes		—	—
Net loss after income taxes		(8,236,678)	(9,133,234)
Exchange gain (loss) from translation of foreign subsidiaries		(917,555)	104,067
COMPREHENSIVE LOSS		(9,154,233)	(9,029,167)
NET LOSS PER SHARE
Basic and diluted	11	(0.16)	(0.19)
The accompanying notes are an integral part of these Unaudited Condensed Interim Combined Carve-out Financial Statements.

SPINCO
UNAUDITED INTERIM COMBINED CARVE-OUT STATEMENTS OF CHANGES IN NET INVESTMENT
(Expressed in Canadian Dollars)	Notes	Net Investment	Accumulated Other Comprehensive Income (Loss)	Total
		$	$	$
Balance, April 1, 2021		3,284,738	683,647	3,968,385
Net loss		(8,236,678)	—	(8,236,678)
Exchange loss from translation of foreign subsidiaries		—	(917,555)	(917,555)
Comprehensive loss		(8,236,678)	(917,555)	(9,154,233)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		9,427,810	—	9,427,810
Share-based payments	10	249,996	—	249,996
Balance, June 30, 2022		4,725,866	(233,908)	4,491,958
(Expressed in Canadian Dollars)	Notes	Net Investment	Accumulated Other Comprehensive Income	Total
		$	$	$
Balance, April 1, 2020		3,644,245	327,302	3,971,547
Net loss		(9,133,234)	—	(9,133,234)
Exchange gain from translation of foreign subsidiaries		—	104,067	104,067
Comprehensive income (loss)		(9,133,234)	104,067	(9,029,167)
Contribution from Field Trip Health Ltd. and Field Trip Psychedelics Inc.		11,339,297	—	11,339,297
Share-based payments	10	1,275,957	—	1,275,957
Purchase of non-controlling interest		7,126,265	431,369	7,557,634
Balance, June 30, 2021		14,252,530	862,738	15,115,268
The accompanying notes are an integral part of these Condensed Interim Combined Carve-out Financial Statements.

SPINCO
UNAUDITED INTERIM COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)	Notes	For the Three Months Ended June 30, 2022	For the Three Months Ended June 30, 2021
		$	$
OPERATING ACTIVITIES
Net loss		(8,236,678)	(9,133,234)
Items not involving cash:
Depreciation and amortization	16	1,204,670	615,483
Share-based payments	10	249,996	1,275,957
Unrealized foreign exchange (gain) loss		(412,543)	132,061
Government assistance		—	(12,102)
Impairment of fixed assets	13	997,524	—
Interest income	18	(8,621)	(7,625)
Interest expense	19	406,403	146,587
Expenses paid by Field Trip Health Ltd. and Field Trip Psychedelics Inc. on behalf of SpinCo		3,661,177	6,105,947
Net change in non-cash working capital	20	(398,501)	30,692
		(2,536,573)	(846,234)
Interest received		3,817	(95,375)
CASH RELATED TO OPERATING ACTIVITIES		(2,532,756)	(941,609)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(56,098)	(692,427)
Development of intangible assets		(14,265)	(112,412)
Refundable security deposit paid for right-of-use assets		—	(264,380)
CASH RELATED TO INVESTING ACTIVITIES		(70,363)	(1,069,219)
FINANCING ACTIVITIES
Repayment of principal of lease obligations	8	(836,091)	(339,069)
Investment from Field Trip Psychedelics Inc.		5,766,633	5,233,350
Loan received		—	20,000
CASH RELATED TO FINANCING ACTIVITIES		4,930,542	4,914,281
Net change in cash during the period		2,327,423	2,903,453
Effect of exchange rate on changes in cash		(523,081)	77,884
Cash, beginning of the period		2,775,216	1,892,175
CASH, END OF THE PERIOD		4,579,558	4,873,512
Represented by:
Cash		4,128,462	4,411,333
Restricted cash		451,096	462,179
CASH, END OF THE PERIOD		4,579,558	4,873,512
The accompanying notes are an integral part of these Unaudited Condensed Interim Combined Carve-out Financial Statements.

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements
For the Three Months Ended June 30, 2022 and 2021
1.
NATURE OF OPERATIONS

SpinCo (the “Company”) was incorporated under Canada Business Corporations Act on August 3, 2021 as Field Trip Training Inc. and subsequently changed its name to Field Trip Health Holdings Inc. (“FTHH”) on February 10, 2022. SpinCo is a wholly owned subsidiary of Field Trip Health Ltd. (“Field Trip”). The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.
The Company develops and delivers psychedelic therapies. Psychedelic therapies are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.
The Company’s focus is to develop proprietary, competitive and differentiated psychedelic therapies (through innovation in therapeutic protocols), with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. SpinCo currently takes an integrated approach, combining optimized therapeutic protocols and digital tools in combination to achieve SpinCo’s ultimate goal of successfully commercializing novel psychedelic therapeutics and therapies.
SpinCo’s Health division operates clinics offering psychedelic-assisted psychotherapy treatment programs, including Ketamine Assisted Psychotherapy (“KAP”) in Canada and the USA and psilocybin-assisted therapies in the Netherlands. The clinics provide our medical and therapeutic teams with opportunities to: (i) develop hands-on knowledge and experience to further improve on the existing therapeutic protocols to optimize and customize the safe and effective delivery of psychedelic-assisted therapies; (ii) conduct clinical research studies for Reunion and other third parties through its Sites Management Organization service offering.
SpinCo’s Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.
In support of the clinics, SpinCo Digital division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience.
The Company also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi. Pursuant to a research agreement with UWI, the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).
Field Trip Reorganization
On August 11, 2022, Field Trip completed its previously announced reorganization which resulted in the separation of its Field Trip Discovery and Field Trip Health divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Field Trip transferred the entirety of its clinics in Canada, United States and The Netherlands, its botanical research in Jamaica and part of its corporate operations in Canada and United States (the “Clinic Operations”) to Field Trip Health and Wellness Ltd. (“Field Trip H&W”) (see Note 23 — Subsequent Events for details).
2.
BASIS OF PREPARATION

Statement of Compliance
The unaudited condensed interim combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee. Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.
These unaudited condensed interim combined carve-out financial statements should be read in conjunction with the most recent audited annual combined carve-out financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2022 and 2021.
These unaudited condensed interim combined carve-out financial statements were approved for issue by the Board of Directors on August 29, 2022.
Basis of Presentation
These unaudited condensed interim combined carve-out financial statements have been prepared on a going concern basis, under the historical cost convention, as detailed in the Company’s accounting policies in the most recent audited annual combined carve-out financial statements.

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
3.
SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual combined carve-out financial statements, have been applied consistently to all periods presented in these condensed interim combined carve-out financial statements. The accounting policies have been applied consistently by all subsidiaries and professional medical corporations.
Use of Estimates and Judgments
The preparation of unaudited condensed interim combined carve-out financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these unaudited condensed interim combined carve-out financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Note 3 to the Company’s combined carve-out financial statements for the fiscal years ended March 31, 2022 and 2021. There have been no significant changes in estimates and judgments in the three months ended June 30, 2022.
4.
ACCOUNTS RECEIVABLE

	As at June 30, 2022	As at March 31, 2022
	$	$
Trade receivables	436,380	250,139
Sales tax receivable	944,625	552,508
Other receivables	85,310	250,430
	1,466,315	1,053,077

5.
OTHER ASSETS

	As at June 30, 2022	As at March 31, 2022
	$	$
Prepaid expenses	549,596	594,767
Lease security deposits	701,946	678,854
Prepaid additional (non-lease) rent	15,424	15,424
	1,266,966	1,289,045
Less amounts due within one year	(569,453)	(614,023)
Non-current balance	697,513	675,022

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
6.
PROPERTY, PLANT AND EQUIPMENT

Cost	Leasehold Improvements	Furniture & Fixtures	Computer Equipment	Medical & Laboratory Equipment	Construction in Progress	Total
	$	$	$	$	$	$
Balance, April 1, 2022	2,652,290	627,200	963,801	416,833	962,640	5,622,764
Additions	—	—	37,567	—	10,114	47,681
Impairment charge					(997,524)	(997,524)
Foreign currency translation adjustment	41,248	12,515	20,500	12,273	24,770	111,306
Balance, June 30, 2022	2,693,538	639,715	1,021,868	429,106	—	4,784,227
Accumulated depreciation
Balance, April 1, 2022	(625,016)	(134,859)	(307,993)	(92,721)	—	(1,160,589)
Depreciation expense	(129,349)	(31,823)	(84,552)	(21,207)		(266,931)
Foreign currency translation adjustment	(11,628)	(2,917)	(4,785)	(3,034)	—	(22,364)
Balance, June 30, 2022	(765,993)	(169,599)	(397,330)	(116,962)	—	(1,449,884)
Net book value as at
June 30, 2022	1,927,545	470,116	624,538	312,144	—	3,334,343
March 31, 2022	2,027,274	492,341	655,808	324,112	962,640	4,462,175
On April 28, 2022, the Company announced its decision to defer the opening of new clinics to a future date. As construction will not continue, the benefits will not be realized and an amount of $997,524 was written off during the quarter ended Jun 30, 2022 (March 31, 2022 — Nil).
7.
INTANGIBLE ASSETS

Cost	Field Trip Health Website	Field Trip Health Portal	Trip App	Total
	$	$	$	$
Balance, April 1, 2022	182,905	251,263	278,282	712,450
Additions	—	—	14,264	14,264
Balance, June 30, 2022	182,905	251,263	292,546	726,714
Accumulated amortization
Balance, April 1, 2022	(88,599)	(70,599)	(69,898)	(229,096)
Amortization expense	(11,400)	(16,568)	(18,709)	(46,677)
Balance, June 30, 2022	(99,999)	(87,167)	(88,607)	(275,773)
Net book value as at
June 30, 2022	82,906	164,096	203,939	450,941
March 31, 2022	94,306	180,664	208,384	483,354

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
8.
LEASES

The Company leases real property for its Toronto office, clinical locations in North America and The Netherlands and its research facility in Jamaica. Right-of-use assets consist of the following:
Cost	Total
$
Balance, April 1, 2022	30,960,968
Foreign currency translation adjustment	782,482
Balance, June 30, 2022	31,743,450
Accumulated depreciation
Balance, April 1, 2022	(3,675,634)
Depreciation expense	(891,062)
Foreign currency translation adjustment	(80,077)
Balance, June 30, 2022	(4,646,773)
Net book value as at
June 30, 2022	27,096,677
March 31, 2022	27,285,334
Lease obligations consist of the following:
Total
$
As at April 1, 2022	29,021,056
Payments during the period	(836,091)
Interest expense during the period	405,272
Foreign currency translation adjustment	755,093
29,345,330
Less amounts due within one year	(2,595,602)
Long-term balance	26,749,728
The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at June 30, 2022:
June 30, 2022	Total
$
Less than 1 year	4,152,521
1 to 2 years	4,195,087
2 to 3 years	4,351,320
3 to 4 years	4,477,769
4 to 5 years	4,093,669
Beyond 5 years	16,216,048
37,486,414
The Company’s future cash outflows may change due to variable lease payments, renewal options and termination options.

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
8.
LEASES (Continued)

The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:
	Additional Rent Payments	< 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	$	$	$	$	$	$	$
Total	4,481,094	668,271	593,915	556,737	552,315	433,006	1,676,850
These additional (non-lease) rent payments are variable and, therefore, have not been included in the right-of-use asset or lease obligations.
9.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at June 30, 2022	As at March 31, 2022
	$	$
Trade payables	148,184	593,849
Accrued liabilities	3,760,249	3,455,031
	3,908,433	4,048,880
As at June 30, 2022, the Company accrued an amount of $1,090,922 related to personnel costs (March 31, 2022 — $1,967,823) included in accounts payable and accrued liabilities.
10.
SHARE-BASED PAYMENTS

Under the Stock Option Plan, Field Trip may grant options to purchase common shares to officers, directors, employees or consultants of the Company or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding 10 years from the date of grant. In general, options have vested either immediately upon grant or over a period of four to 10 years.
The following is a schedule of the Field Trip options outstanding as at June 30, 2022 and March 31, 2022:
June 30, 2022	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2022	4,654,045	0.50 – 8.25	3.39
Stock Option Plan – Granted	610,500	1.04 – 1.33	1.14
Stock Option Plan – Forfeit	(472,854)	0.50 – 7.74	4.51
Stock Option Plan – Exercised	(1,563)	0.50	0.50
Balance, June 30, 2022	4,790,128	0.50 – 8.25	2.99
March 31, 2022	Options	Range of Exercise Price	Weighted Average Exercise Price
	#	$	$
Balance, April 1, 2021	4,388,303	0.50 – 8.25	2.35
Stock Option Plan – Granted	1,426,286	1.65 – 7.74	6.07
Stock Option Plan – Forfeit	(738,378)	0.50 – 8.00	3.92
Stock Option Plan – Exercised	(422,166)	0.50 – 2.68	0.70
Balance, March 31, 2022	4,654,045	0.50 – 8.25	3.39
The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
10.
SHARE-BASED PAYMENTS (Continued)

Weighted average of option model inputs and fair value for Field Trip options granted during the three months ended June 30, 2022 and June 30, 2021 were as follows:
June 30, 2022
Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life (years)	Volatility Factor	Fair Value per Option
#	$	$	%		%	$
610,500	1.14	1.14	2.9	10	100	0.89
June 30, 2021
Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life (years)	Volatility Factor	Fair Value per Option
#	$	$	%		%	$
669,888	5.96	5.96	1.4	9.3	105	5.19
The following table summarizes the outstanding and exercisable Field Trip options as at June 30, 2022 and March 31, 2022:
June 30, 2022
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	1,657,532	7.8	0.50	823,904	0.50
1.08 – 1.33	590,500	9.9	1.14	—	—
1.65 – 2.35	633,813	8.3	2.00	240,289	2.00
2.55 – 3.83	50,000	8.9	2.87	8,853	2.68
3.83 – 5.75	965,497	8.7	5.16	218,889	4.94
5.75 – 8.25	892,785	9.0	7.20	150,377	7.65
0.5 – 8.25	4,790,127	8.5	2.99	1,442,312	2.18
March 31, 2022
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	1,739,617	8.0	0.50	778,632	0.50
1.65 – 2.35	680,896	8.5	2.00	235,024	2.00
2.55 – 3.83	50,000	9.2	2.87	8,332	2.68
3.83 – 5.75	1,016,747	9.0	5.13	232,172	4.92
5.75 – 8.25	1,166,785	9.2	6.99	115,729	7.98
0.5 – 8.25	4,654,045	8.6	3.39	1,369,889	2.15
Jamaica Facility Shares
In accordance with a share purchase agreement (“SPA”) between Field Trip and Darwin Inc. executed on June 3, 2020, Field Trip is committed to issue 1,200,000 fully paid-up Field Trip Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. will manage the construction and project management of the Jamaica Facility, oversee the operations of the Jamaica Facility and manage government relations.

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
10.
SHARE-BASED PAYMENTS (Continued)

The 1,200,000 Field Trip common shares will be issued as per the following closing milestones:
•
600,000 upon the commencement of research in the newly renovated research facility, which was met and issued on September 25, 2020;

•
150,000 following one year from the initial closing date (June 22, 2021 or the “Cliff”); and

•
450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff. For the period following the Cliff from June 30, 2021 to March 31, 2022, Field Trip issued three quarterly installments, being a total of 112,500 shares. As at June 30, 2022 Field Trip has 337,500 Jamaica Facility Shares still outstanding to be issued.

On July 5, 2022, the SPA was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Spinout Transaction by dividing the number of shares by 0.859833560 (see Note 23 Subsequent Events — Plan of Arrangement).
Summary of Stock-based Compensation	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Stock option compensation expense – Stock Option Plan	249,996	1,195,913
Stock-based compensation expense – Jamaica Facility Shares	—	80,044
Stock-based compensation expense	249,996	1,275,957
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Stock option compensation expense – General and administration	215,905	1,053,645
Stock option compensation expense – Patient service expense	30,201	92,354
Stock option compensation expense – Research and development	1,523	77,232
Stock option compensation expense – Sales and marketing	2,367	52,726
Stock-based compensation expense	249,996	1,275,957

11.
NET LOSS PER SHARE

For the three months ended June 30, 2022 and June 30, 2021, basic loss per share and diluted loss per share were the same, as the Company recorded a net loss for both years and the exercise of any potentially dilutive instruments would be anti-dilutive.
Instruments that could potentially dilute basic earnings include common share stock options, warrants, FTP warrants, compensation warrants and shares related to Jamaica Facility Shares (Note 10).
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
Loss attributable to common shares ($)	(8,236,678)	(9,133,234)
Dilutive effect on income	—	—
Weighted average number of shares outstanding – basic and diluted (#)	50,000,000	49,303,441
Loss per common share, basic and diluted ($)	(0.16)	(0.19)

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
12.
GENERAL AND ADMINISTRATION

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Personnel costs	2,207,675	2,247,031
External services	3,357,341	1,393,273
Share-based payments (Note 10)	215,905	1,053,645
Travel and entertainment	163,660	375,544
IT and technology	424,933	453,566
Office and general (recovery)	(33,038)	80,863
Total general and administration	6,336,476	5,603,922

13.
OCCUPANCY COSTS

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Operating rent expense	128,726	98,350
Taxes, maintenance, insurance	11,121	4,754
Minor furniture and fixtures	19,227	240,860
Utilities and services	71,354	32,651
Impairment of fixed assets	997,524	—
Total occupancy costs	1,227,952	376,615

14.
SALES AND MARKETING

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Brand and public relations	231,717	367,564
Conference fees	13,820	14,604
Personnel costs	94,812	141,604
Share-based payments (Note 10)	2,367	52,726
External marketing services	245,808	450,094
Other marketing	81,374	37,535
Total sales and marketing	669,898	1,064,127

15.
RESEARCH AND DEVELOPMENT

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Personnel costs	37,779	—
Share-based payments (Note 10)	1,523	77,232
Supplies and services	5,003	(10,294)
Total research and development	44,305	66,938

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
15.
RESEARCH AND DEVELOPMENT (Continued)

The expenditures above relate to research and development activities that do not qualify for capitalization based on the Company’s accounting policies for capitalization of development costs. They have therefore been recognized as an expense during the three months ended June 30, 2022 and June 30, 2021.
16.
DEPRECIATION AND AMORTIZATION

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Property, plant and equipment (Note 6)	266,931	152,983
Right-of-use asset (Note 7)	891,062	428,165
Intangible assets (Note 8)	46,677	34,335
Total depreciation and amortization	1,204,670	615,483

17.
PATIENT SERVICES EXPENSE

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Personnel costs	2,393,423	1,681,589
Share-based payments (Note 10)	30,201	92,354
Supplies and services	58,999	52,565
Payment provider fees	31,326	19,117
Total patient services expense	2,513,949	1,845,625

18.
INTEREST INCOME

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Interest income on refundable lease deposit	8,621	4,402
Interest income on bank balances	—	3,223
Total interest income	8,621	7,625

19.
INTEREST EXPENSE

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Interest expense on leases	(405,272)	(145,611)
Interest expense on loan	(1,131)	(976)
Total interest expense	(406,403)	(146,587)

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
20.
CHANGE IN NON-CASH WORKING CAPITAL

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021
	$	$
Accounts receivable	(413,255)	682
Other current assets	53,749	89,118
Other non-current assets	(8,174)	(22,806)
Accounts payable and accrued liabilities	(170,918)	(62,066)
Deferred revenue	140,097	25,764
Net change in non-cash working capital	(398,501)	30,692

21.
SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.
Geographic Information	North America	Jamaica	The Netherlands	Total
	$	$	$	$
Three months ended June 30, 2022
Revenue	1,691,942	—	132,462	1,824,404
Net loss	(7,518,183)	(109,752)	(589,995)	(8,236,678)
Three months ended June 30, 2021
Revenue	867,400	—	—	867,400
Net loss	(8,083,727)	(224,920)	(824,587)	(9,133,234)
As at June 30, 2022
Total assets	36,127,773	434,583	1,623,744	38,194,800
Total liabilities	32,430,937	22,322	1,239,425	33,702,842
As at March 31, 2022
Total assets	34,955,297	453,208	1,939,696	37,348,201
Total liabilities	31,893,219	41,763	1,444,834	33,379,816

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
22.
FINANCIAL INSTRUMENTS

Classification of Financial Instruments
Financial assets and financial liabilities are measured on an ongoing basis at amortized cost. The classification of the financial instruments, as well as their carrying values, are shown in the table below:
	As at June 30, 2022	As at March 31, 2022
	$	$
Financial assets at amortized cost
Cash	4,128,462	1,998,665
Restricted cash	451,096	776,551
Accounts receivable (excluding sales tax receivable)	521,690	500,569
Total financial assets	5,101,248	3,275,785
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	3,908,433	4,048,880
Loan payable	32,295	31,163
Total financial liabilities	3,940,728	4,080,043
Cash, restricted cash, accounts receivable and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values.
23.
SUBSEQUENT EVENTS

Plan of Arrangement
On August 11, 2022, Field Trip completed its previously announced reorganization, which resulted in the separation of its Field Trip Discovery and Field Trip Health (“SpinCo”) divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Pursuant to the terms of the Arrangement, each Field Trip share was exchanged for one common share of Reunion and approximately 0.86 common shares of Field Trip H&W.
Field Trip Discovery was renamed Reunion Neuroscience Inc. (“Reunion”) and will remain listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN” on or about August 17, 2022, concurrent with the listing of Field Trip H&W (see below). Reunion will continue to focus on the research and development of novel psychedelic molecules such as RE104.
Field Trip Health was renamed Field Trip Health and Wellness Ltd. (“Field Trip H&W”) and will continue its focus on developing proprietary, competitive and differentiated PAT through innovation in therapeutic protocols, with a view to achieving the best patient outcomes in the treatment of mental health and mood disorders. Upon closing of the Spinout Transaction, Field Trip transferred its Clinic Operations to Field Trip H&W. Concurrent with closing of the Arrangement, Field Trip H&W completed a series of private placement financings, (the “Concurrent Financing”) for gross proceeds of approximately $20 million. The Company also received conditional approval from the TSXV to list the FTHW Shares on or about August 17, 2022 under the symbol “FTHW”. Field Trip H&W will be operated as a separate company with separate management teams and Boards of Directors.
Credit Facility
On July 21, 2022, Field Trip H&W entered into a term sheet with a financial institution to provide a $6,500,000 credit facility (the “Facility”). Subject to negotiation of definitive documents and certain covenants, the Facility may be drawn down in two tranches, being $3,000,000 at closing of the Facility and $3,500,000 following achievement of specific milestones beginning the fiscal quarter ending September 30, 2023.
The Facility bears interest at the higher of Canadian Prime plus 2.30% or 6.00%, and the final payment under the Facility shall be 5.00% of the funded amount, due upon the earlier of maturity or termination of the Facility. The Facility shall be interest-only through September 30, 2023 and this interest-only period may be automatically extended to February 29, 2024 on achievement of the aforementioned milestones. In all cases, the Facility shall amortize in 18 equal payments of principal plus interest following the interest-only period.

SPINCO
Notes to the Unaudited Condensed Interim Combined Carve-out Financial Statements (Continued)
For the Three Months Ended June 30, 2022 and 2021
23.
SUBSEQUENT EVENTS (Continued)

Upon closing, Field Trip H&W shall grant the financial institution a warrant to purchase shares equal to 2.0% of the amount of the Facility divided by the lower of the trailing 10-day average Field Trip H&W share price prior to closing or the Field Trip H&W share price on the day immediately prior to closing.
Founder Promissory Note
On July 25, 2022, Field Trip H&W secured a $2,500,000 revolving promissory note (the “Founder Promissory Note”) from the five founders of Field Trip Health Ltd. or companies owned or controlled by them to fund working capital requirements. The Founder Promissory Note may be drawn down subject to certain conditions being met and only after six months have elapsed from the listing of Field Trip H&W’s shares on the TSXV. The Founder Promissory Note bears no interest and will be available to Field Trip H&W until the earlier of (i) Field Trip H&W entering into a third-party credit facility, or (ii) one year from the listing of FTH&W Shares on the TSXV.
Jamaica Facility Shares
On July 11, 2022, Field Trip issued 37,500 shares related to the Jamaica Facility shares. As at August 12, 2022, the Company has 300,000 Jamaica Facility shares still outstanding to be issued. On July 5, 2022, the SPA between Field Trip and Darwin Inc. was amended to provide for the issuance of common shares of Field Trip H&W, adjusted to reflect the Spinout Transaction by dividing the number of shares by 0.859833560.